CAMPBELL GLOBAL TREND FUND, L.P.
MONTHLY REPORT - OCTOBER 2012
STATEMENT OF CHANGES IN NET ASSET VALUE

Partners' Capital - Class A

Net Asset Value (8,159.776 units) at September 30, 2012	$9,007,568
Additions of 14.131 units on October 31, 2012	14,363
Redemptions of (0.000) units on October 31, 2012	0
Offering Costs	(3,469)
Net Income (Loss) - October 2012	(710,977)

Net Asset Value (8,173.907 units) at October 31, 2012	$8,307,485

Net Asset Value per Unit at October 31, 2012	$1,016.34

Partners' Capital - Class B

Net Asset Value (730.950 units) at September 30, 2012	$694,658
Additions of 131.431 units on October 31, 2012	115,009
Redemptions of (9.659) units on October 31, 2012	(8,452)
Offering Costs	(268)
Net Income (Loss) - October 2012	(54,771)

Net Asset Value (852.722 units) at October 31, 2012	$746,176

Net Asset Value per Unit at October 31, 2012	$875.05

Partners' Capital - Class C

Net Asset Value (8,678.874 units) at September 30, 2012	$9,956,698
Additions of 0.000 units on October 31, 2012	0
Redemptions of (0.000) units on October 31, 2012	0
Offering Costs	(3,835)
Net Income (Loss) - October 2012	(770,533)

Net Asset Value (8,678.874 units) at October 31, 2012	$9,182,330

Net Asset Value per Unit at October 31, 2012	$1,058.01

Partners' Capital - Class D

Net Asset Value (747.536 units) at September 30, 2012	$734,357
Additions of 35.097 units on October 31, 2012	31,803
Redemptions of (91.979) units on October 31, 2012	(83,347)
Offering Costs	(283)
Net Income (Loss) - October 2012	(56,690)

Net Asset Value (690.654 units) at October 31, 2012	$625,840

Net Asset Value per Unit at October 31, 2012	$906.16

STATEMENT OF INCOME (LOSS)

Income:
Gains (losses) on futures contracts:
Realized	$ (728,417)
Change in unrealized	(491,651)

Gains (losses) on forward contracts:
Realized	0
Change in unrealized	(314,708)
Interest Income (Loss)	8,085
Total Income	(1,526,691)

Expenses:
Management fee	31,417
Performance fee	0
Sales and brokerage fee	26,283
Operating expenses	8,580
Total Expenses	66,280
Net Income (Loss) - October 2012	$ (1,592,971)

FUND STATISTICS

Partners' Capital - Class A

Net Asset Value per Unit on October 31, 2012	$1,016.34
Net Asset Value per Unit on September 30, 2012	$1,103.90
Unit Value Monthly Gain (Loss) %	-7.93%
Fund 2012 calendar YTD Gain (Loss) %	-7.31%

Partners' Capital - Class B

Net Asset Value per Unit on October 31, 2012	$875.05
Net Asset Value per Unit on September 30, 2012	$950.35
Unit Value Monthly Gain (Loss) %	-7.92%
Fund 2012 calendar YTD Gain (Loss) %	-7.16%

Partners' Capital - Class C

Net Asset Value per Unit on October 31, 2012	$1,058.01
Net Asset Value per Unit on September 30, 2012	$1,147.23
Unit Value Monthly Gain (Loss) %	-7.78%
Fund 2012 calendar YTD Gain (Loss) %	-6.16%

Partners' Capital - Class D

Net Asset Value per Unit on October 31, 2012	$906.16
Net Asset Value per Unit on September 30, 2012	$982.37
Unit Value Monthly Gain (Loss) %	-7.76%
Fund 2012 calendar YTD Gain (Loss) %	-5.61%

To the best of my knowledge and belief, the information contained herein is accurate and complete.

/s/ G. William Andrews
G. William Andrews
Chief Executive Officer
Campbell & Company, Inc.
General Partner
Campbell Global Trend Fund, L.P.

Prepared without audit

Dear Investor,

Reversals Across All Sectors Lead to a Difficult October…Broad reversals in every sector during October created difficult conditions for the managed futures industry, and the Fund was no exception. As the market began discounting the likelihood of another round of quantitative easing (QE), the S&P 500 Index reversed course, closing 1.9% lower after four consecutive positive months. Fixed income also declined significantly (yields rose) while the U.S. Dollar rallied against most major currencies and commodity markets moved lower. The uncertain political landscape in the U.S. along with better-than-expected unemployment data both contributed to the sudden unwinding of the QE trade.

Rather than any one sector or strategy sustaining outsized losses, the Fund’s October decline was caused by the cumulative impact of moderate declines across the portfolio. By sector, commodities and fixed income were the biggest losers. Metals and energies led commodity losses as the Fund came into the month net long those markets. The Fund’s long fixed income position was down on both ends of the curve, and the Fund’s long equity position also sustained losses. The typically negatively correlated sectors of stocks and bonds exhibited some positive correlation in October, as they moved in tandem for much of the month. As a result, the Fund’s portfolio was hurt on both sides of the trade (ie. long stocks and long fixed income). Further losses came from foreign exchange trading as short positions in the U.S. Dollar vs. the Canadian Dollar and the Mexican Peso lost on better economic data. In general, broad diversification by sector and strategy was unable to mitigate losses during October.

While it was undoubtedly a difficult month for both the Fund and the CTA industry, the nature of the decline was particularly unusual. The Newedge CTA Index finished down on 14 out of the first 17 trading days of the month, including a string of 8 consecutive daily losses from October 12 to October 23. This degree of serial autocorrelation in CTA returns is not often seen. In fact, in the 13+ years since the inception of the Index, it had occurred only 4 times prior to October. The Fund’s down month was similarly caused by a number of consecutive daily losses, all of which were within the expected range but cumulatively led to an outsized losing month. The volatility of portfolio returns during October was actually below the Fund’s target level, and we will continue to maintain a steady risk posture going forward. Please do not hesitate to call us with questions.

See back page for an important announcement.

Lastly, we would like to announce the appointment of William Andrews as Chief Executive Officer and Michael Harris as President with immediate effect. These appointments coincide with the departure of Steve Roussin as President & CEO. Mr. Roussin is relocating to focus all of his attention on his family. Mr. Andrews has been with Campbell & Company for over 15 years and was most recently Co-Director of Research. Mr. Harris has been with the firm for over 12 years and has served as Director of Trading since 2006.

Keith Campbell, the firm’s Founder & Chairman commented, “Will and Mike have 27 years of collective Campbell experience. Their ability to guide our corporate culture and adapt with vision and foresight are without question. Campbell has never been managed by one key person, which is why we have been successful for over 40 years."

Sincerely,

Will Andrews
Chief Executive Officer
Campbell & Company, Inc. - General Partner